OMB APPROVAL
OMB Number: 3235-0287
Expires: January 31, 2005
Estimated average burden hours per response...0.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Madison, George W.		Comerica Incorporated (CMA)
	Comerica Incorporated 500 Woodward Ave Mail Code 3391	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			April 17, 2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Detroit, MI 48275 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Executive Vice President, General Counsel & Corporate Secretary

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock													22,928 (1)		D

	Common Stock													464 (2)		I		by 401(k) plan

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Employee Stock Option (Right to Buy)		$71.58

	Employee Stock Option (Right to Buy)		$66.81

	Employee Stock Option (Right to Buy)		$41.50

	Employee Stock Option (Right to Buy)		$51.43

	Employee Stock Option (Right to Buy)		$63.20

	Employee Stock Option (Right to Buy)		$40.32		4/17/2003				A			21,000

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(3)	3/20/2008		Common Stock	16,000				16,000		D

	(4)	3/19/2009		Common Stock	18,000				18,000		D

	(5)	3/17/2010		Common Stock	17,275				17,275		D

	(6)	4/30/2011		Common Stock	15,000				15,000		D

	(7)	4/17/2012		Common Stock	24,000				24,000		D

	(8)	4/17/2013		Common Stock	21,000				21,000		D

Explanation of Responses:

(1) Includes shares held in the George W. Madison Trust. This number also includes shares purchased under the CMA dividend reinvestment plan and shares acquired through employee stock plans as of March 26, 2003.

(2) As of March 26, 2003.

(3) The option vests in four equal annual installments beginning on January 15, 1999.

(4) The option vests in four equal annual installments beginning on January 14, 2000.

(5) The option vests in four equal annual installments beginning on January 19, 2001.

(6) The option vests in four equal annual installments beginning on January 22, 2002.

(7) The option vests in four equal annual installments beginning on January 21, 2003.

(8) The option vests in four equal annual installments beginning on January 27, 2004.

Carol H. Rodriguez, on behalf of George W. Madison	4/18/2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.